Exhibit C-7
Update of Economic and
Fiscal Projections
October 2010

© Her Majesty the Queen in Right of Canada (2010)
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or any part thereof shall be addressed to
Public Works and Government Services Canada.
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Cat. No.: F1-37/2010E-PDF
ISBN 978-1-100-17151-7

Table of Contents

Highlights	3

1. Introduction	5

2. Economic Developments and Prospects	11
Introduction	11
Global Economic Developments and Outlook	11
Canadian Recent Economic Developments	16
Financial Market Developments	22
Commodity Prices	23
Private Sector Canadian Outlook	24
Risk Assessment and Planning Assumptions	29

3. Fiscal Outlook	30
Fiscal Planning Framework	32
Changes in the Fiscal Outlook Since the March 2010 Budget	33
Outlook for Budgetary Revenues	35
Outlook for Program Expenses	37
Uncertainty with Respect to the Fiscal Projections	39
Sensitivity of the Budget Balance to Economic Shocks	39

Highlights
•	With support from Canada’s Economic Action Plan, the Canadian economy continues to recover from the deepest global recession since the 1930s.

•	The Canadian economy has fared much better than other major advanced economies throughout the recession and over the recovery to date, reflecting significant policy stimulus and Canada’s solid economic fundamentals.

•	All of the jobs lost during the recession in Canada have now been recouped, with nearly 423,000 jobs created since July 2009.

•	Following strong growth in late 2009 and early 2010, real gross domestic product (GDP) increased by 2.0 per cent in the second quarter of 2010.

•	Private sector economists expect that economic growth in Canada will continue to be moderate over the next year.

•	Uncertainty surrounding the global economic outlook remains elevated and the balance of risks is tilted to the downside, particularly over the short term.

•	In light of the downside risks to the economic outlook, the Government has adjusted downward the average private sector forecast for nominal GDP for fiscal planning purposes.

•	Given the ongoing uncertainty surrounding the global economy, the Government will continue to focus on jobs and growth. The Government is delivering the $22 billion in stimulus measures in Year 2 of Canada’s Economic Action Plan.

•	The Government announced further action to support the economy and jobs on September 30—for 2011, the Government will limit the potential increase in Employment Insurance premiums to 5 cents per $100 of insurable earnings, and to 10 cents per year for subsequent years. This will provide relief worth $1.2 billion to employers and employees next year alone.

•	Recognizing the critical importance of maintaining Canada’s sound financial position, the Government is following through on its three-point plan to return to balance, as set out in Budget 2010.

•	The fiscal projections contained in this update show that the Government’s plan remains on track. As a result of the wind-down of the measures in the Economic Action Plan and the implementation of savings measures announced in Budget 2010:
•	The deficit is projected to decline from $55.6 billion in 2009—10 to $29.8 billion in 2011—12 and to continue to be reduced thereafter. By 2014—15, a small deficit of $1.7 billion is projected.

•	By 2015—16, the federal budget is projected to record a small surplus of $2.6 billion.

•	Canada’s fiscal situation remains one of the strongest by international standards.
•	The International Monetary Fund projects that Canada’s total government fiscal position—that of the federal, provincial and territorial and local governments combined—will be broadly balanced by 2015, the best result among the Group of Seven (G-7) countries.

•	It also projects that Canada’s total government net debt-to-GDP ratio will be by far the lowest of the G-7 in 2015 at just 32.2 per cent, about one-third that of the G-7 average.
•	The commitment to return to budgetary balance results from the Government’s fundamental belief that the private sector is the engine of growth and wealth creation.

•	The role of government is to provide the infrastructure, programs and services for a prosperous economy and society at levels of taxation that are competitive and sustainable for the long term.

1. Introduction
The Canadian economy is recovering from the worst global recession since the 1930s. Canada’s Economic Action Plan, along with Canada’s strong fundamentals, including a sound financial sector, strong corporate, household and government balance sheets, and well-anchored monetary policy, has allowed Canada to weather the global recession better than most other industrialized countries. Indeed, Canada has recouped virtually all of the output lost during the recession—the best performance of the Group of Seven (G-7) countries (Chart 1.1).
The economic recovery has been bolstered by Canada’s Economic Action Plan. The Action Plan is on track and is providing tax relief, extended Employment Insurance benefits and enhanced training opportunities for the unemployed, funding for thousands of infrastructure projects across the country, and support for science and technology and affected industries and communities. In total, the Action Plan is providing more than $62 billion of stimulus to the Canadian economy over two years.

As a result of Canada’s solid economic performance over the recovery to date, nearly 423,000 jobs have been created in Canada since July 2009, more than were lost as a result of the global recession. The recovery in Canada’s labour market contrasts sharply with labour market developments in the United States. Employment in the U.S. remains well below pre-recession levels and the U.S. unemployment rate remains near a 27-year high. The Canadian economy, on the other hand, has replenished the jobs lost during the recession and the unemployment rate has fallen to 8.0 per cent, more than 1 1/2 percentage points below that of the U.S. (Chart 1.2).

Despite these encouraging developments, the global economic climate remains uncertain. In many countries, the economic recovery is still not secure. Here in Canada, while the recovery has become more entrenched, the Government believes that there are still too many Canadians out of work. That is why the primary focus of the Government continues to be on jobs and growth. Through the remainder of this fiscal year, the Government will continue the implementation of the $22 billion in stimulus measures under Year 2 of the Economic Action Plan.
The Government also announced further action to support job growth in the economy on September 30, 2010, by limiting the future increases in Employment Insurance (EI) premiums. The increase in EI premiums will be limited to 5 cents per $100 of insurable earnings in 2011 and 10 cents for subsequent years, providing relief worth $1.2 billion to employers and employees next year alone. Without this limit, the Canada Employment Insurance Financing Board would have raised premiums by the full legislative limit of 15 cents. The Government will also undertake consultations on how the rate-setting mechanism can be further improved to ensure more stable, predictable rates going forward, while ensuring that the EI account is balanced over time.
The importance of continuing to provide support to the world economy was recognized by Group of Twenty (G-20) leaders at their summit in Toronto last June. Leaders recognized the need to follow through with the delivery of existing stimulus measures in order to strengthen the fragile international economic recovery. At the same time, G-20 leaders recognized the importance of winding down planned fiscal stimulus and implementing consolidation plans in order to restore sustainability to public finances.
Canada has been a global leader on this front—our debt levels are low historically, and more significantly they are projected to remain low going forward. In fact, Canada’s fiscal situation remains one of the strongest by international standards. Indeed, the International Monetary Fund (IMF) projects that Canada’s total government fiscal position—that of the federal, provincial and territorial and local governments combined—will be broadly balanced by 2015, the best result of the G-7 (Chart 1.3). The IMF also expects that Canada’s total government net debt-to-GDP (gross domestic product) ratio will be just 32.2 per cent in 2015, about one-third the G-7 average and 29.5 percentage points below the country with the next lowest net debt-to-GDP ratio (Germany).

In order to maintain and protect Canada’s enviable fiscal position, Budget 2010 set out a three-point plan to return to budgetary balance: the Government will end the temporary stimulus measures contained in the Action Plan as the economy recovers; the Government announced a number of targeted measures to limit the growth of direct program spending; and the Government is undertaking a review of its administrative operations, aimed at reducing overhead costs and improving service delivery.

The fiscal projections set out in this update show that the Government’s three-point plan to return to budgetary balance is on track. As a result of the wind-down of the measures in the Action Plan and the implementation of savings measures announced in Budget 2010, the deficit is projected to decline from $55.6 billion in 2009—10 to $29.8 billion in 2011—12 and to continue to be reduced thereafter. By 2014—15, a small deficit of $1.7 billion is projected. By 2015—16, the federal budget is projected to record a small surplus of $2.6 billion (Chart 1.4).
For over a decade, the Government’s fiscal projections have been based on the average of private sector economic forecasts. This update maintains this approach. However, in light of the current near-term uncertainty surrounding the global economic outlook, the average private sector forecast for nominal GDP is adjusted downward for fiscal planning purposes.

The plan to bring the budget back to balance will ensure that the federal debt, measured in relation to the size of the economy, resumes its downward track by 2012—13. Canada’s federal debt in relation to the economy is expected to decline to 30.8 per cent by 2015—16 (Chart 1.5).
The commitment to return to budgetary balance results from the Government’s fundamental belief that the private sector is the engine of growth and wealth creation. The role of government is to provide the infrastructure, programs and services for a prosperous economy and society at levels of taxation that are competitive and sustainable for the long term.
Overall, balanced budgets and sound public finances help Canada support social programs and health care into the future. As a result of the investments that have been made under the Action Plan, and the Government’s plan for returning to balance, Canada will exit the recession even stronger than when it entered the recession, with even more competitive tax rates, renewed infrastructure and skills, a significant tariff advantage, less red tape and a more prominent voice as a global financial sector leader.

2. Economic Developments and Prospects
Introduction
The Canadian economy has fared much better than other major advanced economies throughout the recession and over the recovery to date. The decline in GDP during the global recession was the smallest of all G-7 countries, and with the economic recovery now underway in Canada, both economic activity and private domestic demand have virtually returned to pre-crisis levels. Canada’s strong economic performance reflects the significant stimulus provided by Canada’s Economic Action Plan together with monetary easing over the recession and Canada’s solid economic fundamentals.
Going forward, private sector economists expect that economic growth in Canada will continue to be moderate. Real GDP growth is expected to be 1.8 per cent in the third quarter of 2010 followed by growth of about 2.5 per cent over the next three quarters.
The global economy continues to recover from the deepest and most synchronized global recession since the 1930s, supported by significant policy stimulus. The global recovery has been led by emerging and developing economies, particularly in Asia. In contrast, the recovery has been more moderate in many advanced economies, where ongoing balance sheet adjustments are restraining growth in private domestic activity.
Uncertainty surrounding the global economic outlook remains elevated and the balance of risks is tilted to the downside, particularly in the near term. In light of the downside risks to the economic outlook, the average private sector forecast for nominal GDP is adjusted downward for fiscal planning purposes.
This section reviews the major global and Canadian economic developments since Budget 2010, describes the private sector economic forecast that forms the basis for the medium-term fiscal projections included in this report, and discusses the risks surrounding the economic outlook.
Global Economic Developments and Outlook
In late 2009 and early 2010, the pace of the global recovery was stronger than had been expected but it has varied significantly across countries. The recovery is expected to continue, albeit at a moderate pace, and significant risks to the global outlook remain.
Economic growth over the recovery to date has been modest in most advanced economies, particularly when compared to past recoveries. In contrast, many emerging and developing economies, particularly in emerging Asia, are experiencing strong growth.

The recovery in advanced economies is expected to remain modest, reflecting the expected gradual easing of fiscal stimulus in coming quarters and the end of the inventory rebuilding cycle. In this context, a sustained global recovery will require increased support from private sector spending. While there have been positive signs in some advanced countries, where private domestic demand strengthened in the second quarter of 2010 (Chart 2.1), low consumer confidence, continued weakness in household and financial sector balance sheets and high unemployment will weigh on private domestic demand growth in many advanced economies going forward.

Overall, the IMF expects global economic activity to grow by 4.8 per cent in 2010 and 4.2 per cent in 2011, led by developing Asian countries including China (Chart 2.2). In advanced economies the ongoing recovery is expected to be more modest with growth of 2.7 per cent expected in 2010 and 2.2 per cent in 2011.

In the U.S., the National Bureau of Economic Research declared that the U.S. economic recession ended in June 2009. However, the U.S. recovery has been weak by historical standards, especially considering the severity of the recession. The modest recovery has mostly been supported by policy stimulus and the end of the inventory liquidation cycle, the effects of which are currently fading.
With the resumption of economic growth, U.S. firms have cautiously resumed hiring with the creation of almost 900,000 jobs in the private sector since the end of 2009 (Chart 2.3). However, the U.S. unemployment rate remains near a 27-year high and payroll employment remains nearly 7.8 million (or 5.6 per cent) below its pre-recession peak. Persistent unemployment and ongoing balance sheet adjustments have meant that growth in private domestic activity, particularly consumer spending, has remained weak.

U.S. real GDP increased by 1.7 1 per cent in the second quarter of 2010, following two quarters of unexpectedly strong growth owing mainly to the impact of policy stimulus and a large boost from inventory investment (Chart 2.4). Private sector forecasters expect growth in the U.S. to remain moderate over the second half of 2010 and the first half of 2011 as these factors continue to wane. Overall, they expect U.S. real GDP growth to average 2.7 per cent in 2010 and 2.4 per cent in 2011. Continued high unemployment, together with ongoing deleveraging by households and financial institutions and high and rising public debt, suggest that the U.S. recovery will remain moderate over the medium term.

[1]	All growth rates in this section are at annual rates, unless otherwise indicated.

Canadian Recent Economic Developments
The Canadian economy continues to recover from the deepest global recession since the 1930s. Canada weathered the global recession better than most other industrialized countries and has experienced a solid recovery. As of the second quarter, Canada is the only G-7 country to have virtually recouped the output lost over the recession. Canada is also the only G-7 country to have posted significant employment growth since June 2009.
Canada’s continued financial, economic and fiscal strengths, together with substantial support provided by the Economic Action Plan and monetary policy, allowed Canada to weather the global recession better than most other industrialized countries. Indeed, the recession in Canada was less pronounced than in any other G-7 economy (Chart 2.5).

The Canadian economy has expanded for four consecutive quarters, after returning to growth in the third quarter of 2009 (Chart 2.6). Following strong growth of 4.9 per cent in the fourth quarter of 2009 and 5.8 per cent in the first quarter of 2010, real GDP increased by 2.0 per cent in the second quarter of 2010. The moderation in growth in the second quarter partly reflected an easing in spending of households, particularly housing investment. Housing activity had been strong at the end of 2009 and early 2010, partly reflecting a number of transitory factors, and was widely expected to ease in the second half of 2010.
As a result of Canada’s stronger economic performance both during the recession and over the recovery, economic output has now virtually returned to pre-recession levels. Canada is the only G-7 country to have nearly recouped the output lost since the start of the recession.
The recovery in output has led to a recovery in jobs in Canada. All of the jobs lost during the recession in Canada have now been recouped, with nearly 423,000 jobs created since July 2009, which represents the trough in national employment. As a result of strong job creation, the unemployment rate in Canada fell from a peak of 8.7 per cent in August 2009 to 8.0 per cent in September 2010. This is significantly better than what private sector economists were expecting early in the recession. In early 2009, some private sector economists were forecasting that the unemployment rate would peak at as high as 10 per cent.

The labour market recovery in Canada contrasts sharply with labour market developments in the United States, where employment remains well below pre-recession levels. The U.S. unemployment rate, at 9.6 per cent, is near a 27-year high and remains well above the Canadian unemployment rate—a phenomenon not seen in nearly three decades. Canada’s labour market has also performed better than its G-7 peers, with Canada being the only G-7 country to have posted significant employment growth since June 2009 (Chart 2.7).

Reflecting the positive impact of the Economic Action Plan on consumer and business confidence, the economic recovery has been underpinned by a strong rebound in private domestic demand—the sum of consumer and business expenditures (Chart 2.8). As a result, Canada has experienced the strongest recovery in private domestic demand in the G-7 (Chart 2.9).

Canada’s solid economic performance reflects the positive impacts of significant and timely policy stimulus, including the support provided by Canada’s Economic Action Plan, as well as several important strengths.

In particular, Canada’s financial institutions were better capitalized and less leveraged than their international counterparts going into the global recession. They continue to be regarded as the healthiest in the world. Indeed, the World Economic Forum has ranked Canada’s banking system as the soundest in the world for three consecutive years. Additionally, Canada responded to the crisis from a position of strength and emerged from the recession stronger than many other advanced countries, reflecting strong corporate and household balance sheets, the ongoing impact of previous broad-based tax reductions and a solid fiscal position. Indeed, Canada was the only G-7 country to consistently post budget surpluses in the years leading up to the global recession (Chart 2.10).

Financial Market Developments
Global financial conditions have improved considerably since the global financial crisis of late 2008 and early 2009, reflecting the impact of measures undertaken worldwide. Borrowing costs for banks and corporations declined markedly through 2009 to just above pre-crisis levels (Chart 2.11). This has translated into a significant improvement in global economic activity.
Earlier this year, financial markets became increasingly concerned about the sustainability of public finances in a number of European countries. This raised borrowing costs for those economies, and resulted in considerable financial market volatility globally. Although this volatility has eased in recent months as these countries have taken important steps to restore fiscal sustainability over the medium term, considerable uncertainty remains. These developments underscore the fragile nature of global financial conditions.

In Canada, the financial crisis had considerably less impact than in other countries, leaving borrowing costs relatively low and credit growth solid. At the same time, the recovery in the world prices of most commodities produced in Canada, together with Canada’s sound fundamentals, has boosted the attractiveness of Canadian financial assets among international investors, keeping bond rates low and supporting the Canadian dollar.
Commodity Prices
World prices for the major commodities produced in Canada have rebounded significantly from lows observed in early 2009 and remain, on average, largely unchanged since the start of the year (Chart 2.12). Non-energy commodity prices, in general, have increased significantly, led by strong increases in precious metals prices, as increased investor risk aversion has strongly supported demand, leaving gold prices at record highs. Gains have also been seen in agricultural commodity prices, mainly as a result of weather-driven supply factors, while some signs of stabilization in U.S. housing markets have provided support to forest product prices.

Energy prices, however, have retreated modestly since the start of the year, but remain at levels well above those seen in early 2009. Natural gas prices have declined, in part on indications that increased shale gas supply in the United States has greatly increased the recoverable reserves of that country. This has been partly offset by a modest increase in oil prices in response to the recovery in the global economy. Current futures contracts suggest that financial markets expect a gradual increase in crude oil and natural gas prices over the next five years as the economic recovery continues.
Private Sector Canadian Outlook
The Department of Finance regularly surveys private sector economic forecasters on their views on the outlook for the Canadian economy. The economic forecast presented in this section is based on a survey conducted in September 2010, and includes the views of 15 private sector forecasters.
The September 2010 survey of private sector forecasters included Bank of America Merrill Lynch, BMO Capital Markets, Caisse de dépôt et placement du Québec, CIBC World Markets, The Conference Board of Canada, Desjardins, Deutsche Bank of Canada, IHS Global Insight, Laurentian Bank Securities, National Bank Financial Group, Royal Bank of Canada, Scotiabank, TD Bank Financial Group, UBS Securities Canada, and the University of Toronto (Policy and Economic Analysis Program).
In the fourth quarter of 2009 and the first quarter of 2010, real GDP growth came in significantly higher than was expected by private sector forecasters at the time of the March 2010 budget (Chart 2.13). However, growth in the second quarter of 2010 came in weaker than was expected in the budget. Private sector forecasters now expect real GDP growth of 1.8 per cent in the third quarter of 2010 and 2.5 per cent in the fourth quarter. Growth is expected to remain moderate through the first half of 2011.
On balance, the overall result in the September 2010 survey of private sector forecasters is that over the next five years, the path of nominal GDP, which is the broadest measure of the tax base, is broadly in line with the planning assumptions in Budget 2010.

The economic forecast in the September 2010 survey is consistent with the current IMF projections for Canada. Both the IMF and the Organisation for Economic Co-operation and Development expect Canada to have the strongest average economic growth in the G-7 over the next two years (Chart 2.14).

This economic forecast incorporates the private sector view that production and consumer prices, measured by GDP inflation and Consumer Price Index inflation, will evolve similarly over the forecast horizon, increasing by about 2 per cent on average over the next five years.
The economic forecast in the September 2010 survey implies that the weak and negative economic growth experienced in 2008 and 2009 in Canada is not expected to be offset over the medium term by stronger growth. This is to say that the expected average rate of economic growth between 2010 and 2015 is no higher than the rate of growth expected by private sector forecasters over the same period prior to the recession. The private sector average forecast for inflation in the September survey is also consistent with unchanged commodity prices over the next five years.
In response to the projected moderation in growth in the second half of 2010 and the first half of 2011, forecasters have lowered their interest rate projections over the entire forecast horizon. Three-month treasury bill rates are now expected to be lower by an average of about 50 basis points between 2010 and 2014 compared to the forecast presented in Budget 2010, while 10-year government bond rates are expected to be lower by an average of about 75 basis points.
Reflecting Canada’s strong labour market performance since Budget 2010, private sector economists are now forecasting an unemployment rate of 8.0 per cent for 2010, down from 8.5 per cent at the time of the budget. The unemployment rate for 2011 has also been revised down to 7.7 per cent. The unemployment rate is expected to continue to gradually decline over the remainder of the forecast horizon.
The uncertainty surrounding the economic outlook remains elevated. In the short term, private sector expectations for the third quarter of 2010 vary widely around the average forecast of 1.8 per cent, from a minimum of 0.7 per cent to a high of 3.0 per cent. Moreover, the uncertainty with respect to the medium-term outlook, as measured by the difference between the average of the three highest and three lowest forecasts for the level of nominal GDP, remains somewhat high by historical standards, but has diminished significantly over the past year. This difference in 2014 is $57 billion, roughly unchanged since Budget 2010, but down from the record $98-billion difference for the five-year ahead forecast at the time of the September 2009 Update of Economic and Fiscal Projections.

Table 2.1
Evolution of the Average Private Sector Economic Forecast

	2010	2011	2012	2013	2014	2015	2010—2014
	(per cent, unless otherwise indicated)

Real GDP growth
December 2009 survey/Budget 2010	2.6	3.2	3.0	2.8	2.6	—	2.9
June 2010 survey	3.5	2.9	2.8	2.8	2.5	2.5	2.9
September 2010 survey/Update 2010	3.0	2.5	2.8	2.9	2.6	2.5	2.8
GDP Inflation
December 2009 survey/Budget 2010	2.2	2.1	2.2	2.1	2.0	—	2.1
June 2010 survey	3.2	2.2	2.2	2.1	2.0	2.0	2.3
September 2010 survey/Update 2010	2.8	2.0	2.3	2.0	2.0	1.9	2.2
Nominal GDP growth
December 2009 survey/Budget 2010	4.9	5.4	5.3	4.9	4.7	—	5.0
June 2010 survey	6.8	5.2	5.1	4.9	4.6	4.5	5.3
September 2010 survey/Update 2010	5.9	4.6	5.2	5.0	4.6	4.4	5.0
Nominal GDP level ($ billions)
December 2009 survey/Budget 2010	1,601	1,688	1,778	1,865	1,953	—	—
June 2010 survey	1,631	1,716	1,802	1,890	1,977	2,066	—
September 2010 survey/Update 2010	1,618	1,692	1,780	1,868	1,954	2,039	—
Difference (update — budget)	17	4	2	3	1	—
3-month treasury bill rate
December 2009 survey/Budget 2010	0.7	2.4	3.8	4.3	4.4	—	3.1
June 2010 survey	0.7	2.3	3.4	3.9	4.3	4.3	2.9
September 2010 survey/Update 2010	0.6	1.6	2.7	3.5	4.0	4.0	2.5
10-year government bond rate
December 2009 survey/Budget 2010	3.7	4.3	4.9	5.2	5.3	—	4.7
June 2010 survey	3.6	4.1	4.5	4.9	5.1	5.2	4.4
September 2010 survey/Update 2010	3.2	3.3	4.0	4.6	4.8	4.9	4.0
Exchange rate (U.S. cents/C$)
December 2009 survey/Budget 2010	95.5	98.3	97.7	99.3	98.5	—	97.9
June 2010 survey	97.2	98.0	97.3	96.5	96.3	95.8	97.1
September 2010 survey/Update 2010	95.8	96.7	98.2	98.0	97.5	97.0	97.2
Unemployment rate
December 2009 survey/Budget 2010	8.5	7.9	7.4	6.9	6.6	—	7.4
June 2010 survey	8.0	7.6	7.2	6.8	6.6	6.5	7.2
September 2010 survey/Update 2010	8.0	7.7	7.4	7.0	6.8	6.6	7.4
Consumer Price Index inflation
December 2009 survey/Budget 2010	1.7	2.2	2.1	2.1	2.1	—	2.0
June 2010 survey	2.0	2.3	2.2	2.1	2.0	2.0	2.1
September 2010 survey/Update 2010	1.7	2.2	2.1	2.1	2.0	2.0	2.0
U.S. real GDP growth
December 2009 survey/Budget 2010	2.7	3.0	3.4	3.1	2.9	—	3.0
June 2010 survey	3.2	2.9	3.2	3.2	3.0	2.8	3.1
September 2010 survey/Update 2010	2.7	2.4	3.0	3.1	3.0	2.7	2.8

Sources: Budget 2010; Department of Finance December 2009, June 2010 and September 2010 surveys of private sector forecasters.

Risk Assessment and Planning Assumptions
On October 4, 2010, the Minister of Finance met with the private sector economists to discuss the economic outlook in the September 2010 survey as well as the risks surrounding the outlook.
The economists highlighted that the near-term global economic outlook remains highly uncertain. While the global economy continues to recover, its pace remains fragile and uneven due to a number of risks.
In most advanced economies, including the U.S., private domestic demand has been weak, with policy stimulus and the rebuilding of inventories largely supporting the recovery. This raises the risk that global economic growth over the near term could be weaker than expected if private domestic demand does not strengthen as expected. Conversely, some private sector economists noted that a stronger-than-expected recovery in private domestic demand in these countries is also possible given the extent to which these growth projections have already been revised downward.
Additionally, while the policy response to the European sovereign debt crisis has successfully reduced financial market pressures, renewed tensions are possible, having potentially negative implications for the international financial system, from which Canada would not be immune.
These global challenges, particularly the uncertainty surrounding the strength of the U.S. recovery, pose a risk to the Canadian economic and fiscal outlook, particularly over the near term. In light of the current downside risks to the global outlook, the Government has judged it appropriate to adjust downward the private sector forecast for nominal GDP for its own fiscal planning purposes.
With this adjustment, the level of nominal GDP is assumed to be $10 billion lower by 2011 and 2012 than projected in the September 2010 private sector survey (Table 2.2). This is equivalent to a reduction in economic growth of about 0.5 percentage points, at annual rates, for four quarters, starting in the third quarter of 2010. The adjustment for risk due to current economic conditions is reduced to $7.5 billion in 2013 and to $5.0 billion thereafter, as the downside risks to the long-term outlook are considered to be smaller. The Government will continue to evaluate economic developments and risks to determine whether or not it would be appropriate to maintain this downward adjustment for risk in the future.
Table 2.2
Update Planning Assumption Comparison

	2010	2011	2012	2013	2014	2015
			(billions of dollars)

Nominal GDP level
September 2010 private sector survey	1,618	1,692	1,780	1,868	1,954	2,039
Update 2010 fiscal planning assumption	1,616	1,682	1,770	1,861	1,949	2,034

Adjustment for risk	-2.0	-10.0	-10.0	-7.5	-5.0	-5.0

3. Fiscal Outlook
The Government’s plan to return to balance over the medium term is on track. As a result of the wind-down of the measures in the Economic Action Plan and the implementation of savings measures announced in Budget 2010, the deficit is projected to decline from $55.6 billion in 2009—10 to $29.8 billion in 2011—12. By 2015—16, the federal budget is projected to record a small surplus of $2.6 billion. This projection is based on the average private sector forecast for the economy, adjusted for downside risks, as discussed above.
Table 3.1
Summary Statement of Transactions

		Projection
	2009—	2010—	2011—	2012—	2013—	2014—	2015—
	2010	2011	2012	2013	2014	2015	2016
	(billions of dollars)
Budgetary revenues	218.6	232.5	246.3	261.2	277.7	293.2	305.9
Program expenses	244.8	246.6	242.7	246.1	251.7	257.2	265.4
Public debt charges	29.4	31.3	33.4	36.4	37.5	37.8	37.8

Total expenses	274.2	277.8	276.1	282.5	289.2	295.0	303.3

Budgetary balance	-55.6	-45.4	-29.8	-21.2	-11.5	-1.7	2.6

Federal debt	519.1	564.5	594.2	615.5	627.0	628.7	626.1

Per cent of GDP
Budgetary revenues	14.3	14.4	14.6	14.8	14.9	15.0	15.0
Program expenses	16.0	15.3	14.4	13.9	13.5	13.2	13.0
Public debt charges	1.9	1.9	2.0	2.1	2.0	1.9	1.9
Budgetary balance	-3.6	-2.8	-1.8	-1.2	-0.6	-0.1	0.1
Federal debt	34.0	34.9	35.3	34.8	33.7	32.3	30.8

Note: Totals may not add due to rounding.
Expressed in relation to the size of the economy, the budgetary deficit is projected to decline from 3.6 per cent of GDP in 2009—10 to 2.8 per cent of GDP in 2010—11. The deficit is projected to decline steadily over the forecast period. Indeed, by 2014—15, a small deficit of 0.1 per cent of GDP is projected. In 2015—16, a small surplus of 0.1 per cent of GDP is projected.
On a total government basis, which combines the fiscal positions of the federal, provincial and territorial and local governments, the IMF projects that Canada will be broadly in balance in 2015—the best fiscal position in the G-7.
The federal debt, measured in relation to the size of the economy, is projected to decline steadily from 2012—13 onward as the economy grows and the budget is returned to balance. By 2015—16, the debt-to-GDP ratio is projected to decline to 30.8 per cent.
Canada has an enviable fiscal position—our debt levels are low historically and internationally and are projected to remain low over the coming years. Since peaking in 1995, Canada’s total government net debt-to-GDP ratio fell 48.3 percentage points by 2008, to just 22.4 per cent. Looking forward, the IMF projects that Canada will maintain a low and declining debt-to-GDP ratio that will be far below those of other G-7 nations (Chart 3.1).

Strong fiscal management, founded on the principle that governments should live within their means, is the cornerstone of the Government’s economic strategy. A balanced budget is not an end in itself. Rather, it is a means to better jobs and stronger, sustainable growth. Balanced budgets will minimize the amount of revenues absorbed by interest payments on the debt, allowing for more investment in areas critical to long-term growth and prosperity such as infrastructure, education and training, and health care. Balanced budgets will provide Canadians with the confidence that their tax levels and public services are sustainable over the long term, avoiding future tax increases or reductions in services in the face of population aging. Balancing the budget also helps to keep interest rates low, and will insulate Canada from rising risk premiums and higher borrowing costs witnessed recently in countries with high and rising debt burdens.

Fiscal Planning Framework
To ensure objectivity and transparency in forecasting, the economic forecast underlying the Government’s fiscal projections is based on the average of the private sector economic forecasts. This process has been followed for over a decade, as well as for this Update of Economic and Fiscal Projections. However, as described above, the average private sector forecast for nominal GDP is being adjusted downward for fiscal planning purposes in light of the downside risks to the short-term economic outlook.
With this adjustment, the private sector forecast of nominal GDP has been adjusted down by $2.0 billion in 2010, $10.0 billion in 2011 and 2012, $7.5 billion in 2013, and $5.0 billion in 2014 and 2015. As a result, the revenue projections are lower by $0.3 billion in 2010—11, $1.5 billion in 2011—12 and 2012—13, $1.1 billion in 2013—14, and $0.8 billion in 2014—15 and 2015—16 (Table 3.2).
Table 3.2
Update of Economic and Fiscal Projections Planning Assumption Comparison

	2010	2011	2012	2013	2014	2015
			(billions of dollars)

Nominal GDP level
September 2010 private sector survey	1,618	1,692	1,780	1,868	1,954	2,039
Update 2010 fiscal planning assumption	1,616	1,682	1,770	1,861	1,949	2,034

Adjustment for risk	-2.0	-10.0	-10.0	-7.5	-5.0	-5.0

	2010—11	2011—12	2012—13	2013—14	2014—15	2015—16
Revenue effect of risk adjustment	-0.3	-1.5	-1.5	-1.1	-0.8	-0.8

Changes in the Fiscal Outlook Since the March 2010 Budget
Table 3.3
Summary of Changes in the Fiscal Outlook Since the March 2010 Budget

		Projection
	2009—	2010—	2011—	2012—	2013—	2014—	2015—
	2010	2011	2012	2013	2014	2015	2016
	(billions of dollars)

March 2010 budgetary balance	-53.8	-49.2	-27.6	-17.5	-8.5	-1.8	n/a

Policy decisions and accounting changes since Budget 2010
Accounting change—transitional payments	-5.6	3.8	1.9
EI premium rate reduction		-0.3	-1.3	-1.9	-1.8	0.3
Other measures		-0.5	-1.8	-0.2	-0.2	-0.2

Subtotal	-5.6	3.0	-1.2	-2.1	-1.9	0.1

Economic and fiscal developments
Revenues	4.7	1.8	0.1	-1.8	-2.0	-2.8
Program expenses	-1.3	-0.8	-1.4	-0.8	-0.2	0.8
Public debt charges	0.5	0.1	1.9	2.5	2.3	2.8

Subtotal	3.8	1.2	0.6	-0.1	0.0	0.7

Revenue effect of risk adjustment		-0.3	-1.5	-1.5	-1.1	-0.8	-0.8

2010 Update—budgetary balance	-55.6	-45.4	-29.8	-21.2	-11.5	-1.7	2.6

Note:  A negative number implies an increase in spending or a decrease in revenues and a corresponding deterioration in the budgetary balance. A positive number implies a decrease in spending or an increase in revenues and an improvement in the budgetary balance.
Overall, the Government’s fiscal position is broadly in line with the March 2010 budget. The Government’s plan to return to budgetary balance over the medium term is on track, with projected deficits declining steadily over the forecast horizon (Table 3.3).
The deficit in 2009—10 was $55.6 billion. This result was due primarily to the accrual of $5.6 billion in transitional assistance payments for recent provincial tax decisions to be paid in 2010—11 and 2011—12. In the March 2010 budget forecast, the transitional assistance payments were expensed in annual instalments over 2009—10 to 2011—12. In the process of finalizing the 2009—10 financial statements, and following discussions with the Office of the Auditor General of Canada, it was determined that the total amount of transitional assistance should be expensed in 2009—10 as the provinces had met all eligibility criteria. Absent the impact of this accounting change, the deficit in 2009—10 would have been $3.8 billion lower than forecast in the March 2010 budget. The impact of this change in accounting treatment lowers the projected budgetary deficit by $3.8 billion in 2010—11 and $1.9 billion in 2011—12 compared to the 2010 budget forecast. As a result, the budgetary deficit in 2010—11 is projected to be $3.8 billion lower than in the budget.

On September 30, 2010, the Government acted to support the economic recovery by limiting the increase in EI premium rates to 5 cents per $100 of insurable earnings in 2011 and 10 cents in subsequent years. Under the new limit, the employee rate per $100 of insurable earnings can rise to no higher than $1.78 for 2011. The new limits are projected to lower EI premium rates and revenues over the short to medium term, raising the overall budgetary deficit. As the current rate-setting approach is designed to balance the EI account over time, the negative impact on the balance in the short term is offset by a positive impact on the budgetary balance by the end of the projection period. Based on current economic projections, it is expected that the EI account will return to cumulative balance by 2015. The Government will also undertake consultations on how the rate-setting mechanism can be further improved to ensure more stable, predictable rates going forward, while ensuring that the EI account is balanced over time.
Other policy decisions taken since the budget include measures providing support to prairie farmers dealing with excess moisture and flooding, and improvements in support and care for veterans and their families.
Economic and fiscal developments since the 2010 budget are projected to improve the budgetary balance over most of the forecast period, as lower public debt charges generally offset somewhat weaker revenues and higher program spending from 2011—12 onward.
Revenues in 2009—10 were $4.7 billion higher than projected in Budget 2010, as lower-than-expected personal income tax revenues were more than offset by higher-than-expected corporate income tax revenues. Most of the higher-than-expected corporate income tax revenues do not carry forward over the outer years of the forecast period, as they were due to exceptional one-time factors. On the other hand, the lower-than-projected personal income tax revenues do largely carry forward over the forecast period, lowering the tax revenue projections over the forecast horizon.
Program expenses are expected to be somewhat higher than projected in Budget 2010 over most of the forecast horizon. These changes largely result from the reclassification of the Canadian Commercial Corporation from an enterprise Crown corporation to a consolidated Crown corporation. This reclassification has resulted in increases to both Crown corporation revenues and Crown corporation expenses, with no overall impact on the budgetary balance. This increase in program expenses is offset in the outer years by lower resource revenues projected to be collected under the Atlantic Offshore Accords, which leads to a decline in related transfers to provinces.
Reflecting Canada’s strong labour market performance over the last year, private sector forecasters are now expecting a lower unemployment rate in 2010 and 2011 than at the time of the budget. This affects both EI benefits and premiums, in addition to the policy decision discussed above. A stronger labour market leads to lower EI benefits in the early years of the projections, which results in lower deficits in the EI account over this period. Given the principle of breaking even over time, this lower deficit in the near term results in lower EI premium rates and revenues in the outer years of the projection period compared to what was presented in Budget 2010.

Public debt charges are lower throughout the forecast horizon, due to significantly lower forecast interest rates than at the time of the budget.
In light of downside risks to the global economic outlook, the revenue projections are reduced by $0.3 billion in 2010—11, $1.5 billion in 2011—12 and 2012—13, $1.1 billion in 2013—14 and $0.8 billion in 2014—15 and 2015—16.
Outlook for Budgetary Revenues
Table 3.4
The Revenue Outlook

		Projection
	2009—	2010—	2011—	2012—	2013—	2014—	2015—
	2010	2011	2012	2013	2014	2015	2016
	(billions of dollars)

Income taxes
Personal income tax	103.9	113.1	119.9	128.1	137.0	145.4	151.7
Corporate income tax	30.4	28.1	31.1	31.4	33.7	35.9	37.5
Non-resident income tax	5.3	5.7	6.1	6.6	7.1	7.5	7.8

Total income tax	139.6	146.8	157.1	166.2	177.8	188.8	197.1

Excise taxes/duties
Goods and Services Tax	26.9	28.5	29.6	31.3	33.1	34.9	36.7
Customs import duties	3.5	3.4	3.6	3.8	4.0	4.3	4.6
Other excise taxes/duties	10.1	10.5	10.7	10.8	10.7	10.4	10.4

Total excise taxes/duties	40.6	42.4	43.9	45.9	47.8	49.6	51.7

Total tax revenues	180.2	189.2	201.0	212.1	225.6	238.3	248.7

Employment Insurance premium revenues	16.8	17.5	18.8	20.6	22.6	24.6	25.9

Other revenues	21.7	25.7	26.5	28.6	29.5	30.3	31.2

Total budgetary revenues	218.6	232.5	246.3	261.2	277.7	293.2	305.9

Per cent of GDP
Personal income tax	6.8	7.0	7.1	7.2	7.4	7.5	7.5
Corporate income tax	2.0	1.7	1.8	1.8	1.8	1.8	1.8
Goods and Services Tax	1.8	1.8	1.8	1.8	1.8	1.8	1.8

Total tax revenues	11.8	11.7	11.9	12.0	12.1	12.2	12.2
Employment Insurance premium revenues	1.1	1.1	1.1	1.2	1.2	1.3	1.3
Other revenues	1.4	1.6	1.6	1.6	1.6	1.6	1.5

Total	14.3	14.4	14.6	14.8	14.9	15.0	15.0

Note: Totals may not add due to rounding
Table 3.4 sets out the Government’s projection for budgetary revenues. Following a decline of 6.2 per cent in 2009—10, budgetary revenues are expected to increase 6.3 per cent in 2010—11 and to grow at an average annual rate of 5.6 per cent thereafter as the economy recovers.

Personal income tax revenues—the largest component of budgetary revenues—are projected to increase 8.8 per cent in 2010—11. This increase reflects growth in personal income, combined with the expiration of the Home Renovation Tax Credit. Over the planning period, personal income tax revenues increase somewhat faster than growth in GDP, reflecting the progressive nature of the income tax system combined with real income gains.
Corporate income tax revenues are projected to decline by 7.6 per cent in 2010—11, due primarily to one-time factors that boosted revenues in 2009—10. Absent these factors, corporate income tax revenues are projected to grow as the economy recovers, partially offset by additional reductions in the general corporate income tax rate of 1.0 percentage point in 2010 and of 1.5 percentage points in each of 2011 and 2012. After the full implementation of these reductions, corporate income tax revenues are projected to grow at an average rate of 5.4 per cent per year, broadly in line with the growth in profits.
Non-resident income tax revenues are projected to grow at an average rate of 6.8 per cent over the planning period, boosted by the recovery in profits but dampened in 2010—11 by the completion of the phase -out of the withholding tax on non-arm’s length interest payments to the U.S. under the Fifth Protocol to the Canada-U.S. Tax Treaty.
GST revenues are expected to grow on average by 5.3 per cent over the forecast horizon, broadly in line with growth in taxable consumption.
Customs import duties are projected to decline by 2.8 per cent in 2010—11, reflecting tariff relief on manufacturing inputs and machinery and equipment announced in Budget 2010 and the new duty remission framework for certain imported ships announced on October 1, 2010. Growth in customs import duties is projected to average around 6 per cent over the remainder of the planning period, consistent with growth in imports.
Other excise taxes and duties are projected to remain virtually flat over the planning period.
For planning purposes, EI premium revenues are projected to increase by 4.6 per cent in 2010—11 and to grow on average by 8.2 per cent from 2011—12 to 2015—16. This forecast reflects growth in earnings and the action announced by the Government on September 30, 2010 to limit the potential increase in EI premium rates to 5 cents per $100 of insurable earnings in 2011 and 10 cents in subsequent years. Based on current economic projections, it is expected that the EI account will return to cumulative balance by 2015.
Other revenues include those of consolidated Crown corporations, net income from enterprise Crown corporations, foreign exchange revenues, returns on investments and proceeds from the sales of goods and services. These revenues are volatile, owing partly to the impact of exchange rate movements on the Canadian-dollar value of foreign-denominated interest-bearing assets and to net gains/losses from enterprise Crown corporations. Other revenues are projected to increase 18.5 per cent in 2010—11, due in part to one-time accounting adjustments that lowered 2009—10 results, as well as stronger projected growth in the profits of enterprise Crown corporations following the recession. Growth in other revenues is projected to average 4.0 per cent over the remainder of the forecast period.

Outlook for Program Expenses
Table 3.5
The Program Expenses Outlook

	Projection
	2009—	2010—	2011—	2012—	2013—	2014—	2015—
	2010	2011	2012	2013	2014	2015	2016
	(billions of dollars)

Major transfers to persons
Elderly benefits	34.7	36.3	38.1	40.1	42.3	44.5	46.7
Employment Insurance benefits[1]	21.6	21.1	19.4	18.8	18.5	18.6	18.9
Children’s benefits	12.3	13.0	13.4	13.7	13.8	13.9	13.9

Total	68.6	70.3	70.9	72.6	74.7	77.0	79.5

Major transfers to other levels of government
Federal transfers in support of health and social programs	35.7	37.2	38.7	40.7	42.7	44.7	47.0
Fiscal arrangements[2]	16.2	16.4	16.9	17.7	18.6	19.5	20.3
Alternative Payments for Standing Programs	-2.7	-2.9	-3.1	-3.3	-3.5	-3.7	-3.9
Canada’s cities and communities	1.9	2.0	2.0	2.0	2.0	2.0	2.0
Other[3]	6.0	0.5	0.0	0.0	0.0	0.0	0.0

Total	57.0	53.3	54.5	57.1	59.8	62.4	65.4

Direct program expenses
Transfer payments	39.9	40.1	35.7	33.1	31.8	30.3	30.5
Capital amortization	4.3	4.5	4.8	5.0	5.2	5.4	5.5
Other operating expenses	21.7	21.9	23.2	24.3	25.3	25.8	26.7
Operating expenses subject to freeze	53.4	56.4	53.6	53.9	55.0	56.3	57.8
Operating expenses subject to freeze (net of Canadian Commercial Corporation)	51.8	54.9	52.1	52.4	53.5	54.8	56.3

Direct program expenses	119.2	122.9	117.3	116.3	117.2	117.7	120.5

Total program expenses	244.8	246.6	242.7	246.1	251.7	257.2	265.4

Per cent of GDP
Major transfers to persons	4.5	4.4	4.2	4.1	4.0	4.0	3.9
Major transfers to other levels of government	3.7	3.3	3.2	3.2	3.2	3.2	3.2
Direct program expenses	7.8	7.6	7.0	6.6	6.3	6.0	5.9

Total program expenses	16.0	15.3	14.4	13.9	13.5	13.2	13.0

Note: Totals may not add due to rounding

[1]	EI benefits include regular EI benefits, sickness, maternity, parental, compassionate care, fishing and work-sharing benefits, and employment benefits and support measures. These represent 90 per cent of total EI program expenses. The remaining EI costs relate mainly to administration costs.

[2]	Fiscal arrangements include Equalization, Territorial Formula Financing, the Youth Allowances Recovery and statutory subsidies.

[3]	Includes transfer protection and transitional payments.
Table 3.5 sets out the main components of program expenses: major transfers to persons, major transfers to other levels of government and direct program expenses.

Major transfers to persons consist of elderly, EI and children’s benefits, including the Universal Child Care Benefit.
•	Growth in benefits for seniors, which include Old Age Security and the Guaranteed Income Supplement, is expected to average about 5 per cent annually over the planning period due to increases in the population of seniors and to consumer price inflation, to which benefits are fully indexed.

•	EI benefits are projected to decrease from $21.6 billion in 2009—10 to $21.1 billion in 2010—11. Benefits are projected to be lower than in 2010—11 over the forecast horizon, reflecting the forecast improvement in the labour market.

•	Children’s benefits, including the Canada Child Tax Benefit and the Universal Child Care Benefit, are projected to increase by $0.7 billion in 2010—11 in response to weaker income growth during the economic downturn. Benefits are expected to grow more moderately in the medium term due to population growth and the indexation of the Canada Child Tax Benefit.
Major transfers to other levels of government include transfers in support of health care and social programs, as well as Equalization. Current legislation has these transfers on a growing track out to 2013—14. For planning purposes, major transfers to other levels of government are projected to grow at current legislated rates over the full forecast period. From 2014—15 onward, these growth rates have not yet been legislated and are therefore subject to change.
About one-half of program spending consists of direct program expenses. Direct program expenses include operating expenses for National Defence and other departments, transfers administered by departments for farm income support, natural resource royalties paid to provinces, student financial assistance and expenses of Crown corporations. The projected growth in direct program expenses reflects the impact of past budget measures, as well as initiatives since Budget 2010.
Within direct program expenses, transfers administered by departments are projected to decline over most of the projection period. This reflects the expiration of Economic Action Plan measures, a projected decline in transfers of natural resource revenues and the reduction in activity under the Building Canada initiatives.
Amounts for capital expenses are presented on an accrual basis. The amount of capital amortization is expected to increase modestly over the next five years as a result of investments in new machinery and equipment, and upgrades to existing capital.
Other direct program expenses include costs for employee pensions and other benefits, non-wage expenses of National Defence and accrual amounts for items such as the allowance for bad debt. Employee pension and other benefits are not subject to the general operating budget freeze announced in Budget 2010.
Expenses subject to the operating freeze are up about $1.5 billion per year from the Budget 2010 projections, reflecting the consolidation of the Canadian Commercial Corporation with the Government’s accounts starting in 2009—10. Net of this change, the expenses subject to the operating freeze are in line with those projected in the budget.

Program expenses as a share of GDP decline in all years of the forecast horizon, reflecting the winding-down of the stimulus measures under the Economic Action Plan and the savings measures introduced in Budget 2010. As a share of GDP, spending is projected to decline from 16.0 per cent in 2009—10 to 13.0 per cent in 2015—16. This would bring the program spending ratio in line with spending ratios in the 2006—07 to 2008—09 period.
Uncertainty with Respect to the Fiscal Projections
Risks associated with the fiscal projections primarily relate to risks around the strength of the global economic recovery and volatility in the relationship between fiscal variables and the underlying economic activity to which they relate.
Even if the economic outlook were known with certainty, there would still be risks associated with the fiscal projections because of the uncertainty in the translation of economic developments into spending and tax revenues. The following are the key sources of uncertainty:
•	There is a higher-than-normal degree of uncertainty around the revenue projections as it is more difficult to forecast revenue growth during a recovery than in normal economic times.

•	On the expense side, the extent to which departments and agencies do not fully use all of the resources appropriated by Parliament varies from year to year and can materially affect the fiscal outcome. In addition, during the course of the fiscal year, departments and agencies often incur liabilities for which no payments are made. These liabilities are recognized throughout the year and are updated following the close of the fiscal year as part of the normal year-end accrual adjustments. Changes in estimates of liabilities can be significant.
Sensitivity of the Budget Balance to Economic Shocks
Changes in economic assumptions affect the projections for revenues and expenses. The following tables illustrate the sensitivity of the budgetary balance to a number of economic shocks:
•	A one-year, 1-percentage-point decrease in real GDP growth driven equally by lower productivity and employment growth.

•	A decrease in nominal GDP growth resulting solely from a one-year, 1-percentage-point decrease in the rate of GDP inflation.

•	A sustained 100-basis-point increase in all interest rates.
These sensitivities are generalized rules of thumb that assume any decrease in economic activity is proportional across income and expenditure components.

Table 3.6
Estimated Impact of a One-Year, 1-Percentage-Point Decrease
in Real GDP Growth on Federal Revenues,
Expenses and Budgetary Balance

	Year 1	Year 2
	(billions of dollars)
Federal revenues
Tax revenues
Personal income tax	-1.7	-1.8
Corporate income tax	-0.3	-0.4
Goods and Services Tax	-0.3	-0.3
Other	-0.2	-0.2

Total tax revenues	-2.5	-2.7

Employment Insurance premiums	-0.1	-0.2

Other revenues	0.0	0.0

Total budgetary revenues	-2.6	-2.9

Federal expenses
Major transfers to persons
Elderly benefits	0.0	0.0
Employment Insurance benefits	0.6	0.6
Children’s benefits	0.0	0.0

Total	0.6	0.6

Other program expenses	-0.2	-0.2

Public debt charges	0.0	0.1

Total expenses	0.5	0.5

Budgetary balance	-3.1	-3.4

Note: Numbers may not add due to rounding.
A 1-percentage-point decrease in real GDP growth reduces the budgetary balance by $3.1 billion in the first year and by $3.4 billion in the second year (Table 3.6).
•	Tax revenues from all sources fall by a total of $2.5 billion in the first year and by $2.7 billion in the second year. Personal income tax revenues decrease as employment and wages and salaries fall. Corporate income tax revenues fall as output and profits decrease. GST revenues decrease as a result of lower consumer spending associated with the fall in employment and personal income.

•	EI premiums decrease as employment and wages and salaries fall.

•	Expenses rise, mainly reflecting higher EI benefits (due to an increase in the number of unemployed) and higher public debt charges (reflecting a higher stock of debt due to the lower budgetary balance).

Table 3.7
Estimated Impact of a One-Year, 1-Percentage-Point Decrease
in GDP Inflation on Federal Revenues,
Expenses and Budgetary Balance

	Year 1	Year 2
	(billions of dollars)
Federal revenues
Tax revenues
Personal income tax	-1.7	-1.4
Corporate income tax	-0.3	-0.4
Goods and Services Tax	-0.3	-0.3
Other	-0.2	-0.2

Total tax revenues	-2.5	-2.3

Employment Insurance premiums	-0.1	-0.2
Other revenues	-0.1	-0.1

Total budgetary revenues	-2.6	-2.5

Federal expenses
Major transfers to persons
Elderly benefits	-0.2	-0.4
Employment Insurance benefits	-0.1	-0.1
Children’s benefits	-0.1	-0.1

Total	-0.4	-0.6

Other program expenses	-0.4	-0.4

Public debt charges	-0.3	0.0

Total expenses	-1.1	-0.9

Budgetary balance	-1.6	-1.5

Note: Numbers may not add due to rounding.
A 1-percentage-point decrease in nominal GDP growth resulting solely from lower GDP inflation (assuming that the Consumer Price Index moves in line with GDP inflation) lowers the budgetary balance by $1.6 billion in the first year and by $1.5 billion in the second year (Table 3.7).
•	Lower prices result in lower nominal income and, as a result, personal income tax, corporate income tax and GST revenues all decrease, reflecting declines in the underlying nominal tax bases. For the other sources of tax revenue, the negative impacts are similar under the real and nominal GDP shocks. EI premium revenues decrease marginally in the price shock in response to lower earnings. However, unlike the real GDP shock, EI benefits do not rise since unemployment is unaffected by price changes.

•	Partly offsetting lower revenues are the declines in the cost of statutory programs that are indexed to inflation, such as elderly benefit payments and the Canada Child Tax Benefit, as well as federal wage and non-wage expenses. Payments under these programs are smaller if inflation is lower. Public debt charges decline in the first year due to lower costs associated with Real Return Bonds, then rise due to the higher stock of debt.

Table 3.8
Estimated Impact of a Sustained 100-Basis-Point Increase
in All Interest Rates on Federal Revenues,
Expenses and Budgetary Balance

	Year 1	Year 2
	(billions of dollars)

Federal revenues	0.9	1.1

Federal expenses	1.9	3.1

Budgetary balance	-1.0	-2.1

An increase in interest rates decreases the budgetary balance by $1.0 billion in the first year and by $2.1 billion in the second year (Table 3.8). The decline stems entirely from increased expenses associated with public debt charges. The impact on debt charges rises through time as longer-term debt matures and is refinanced at higher rates. The impact on debt charges also rises due to the higher stock of debt. Moderating the overall impact is an increase in revenues associated with the increase in the rate of return on the Government’s interest-bearing assets, which are recorded as part of non-tax revenues.

42